April 1, 2015

Lyn Shenk, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: BorgWarner Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
File Number 001-12162

Dear Mr. Shenk:

We have prepared the following response to address the comment contained in your letter dated March 26, 2015 regarding the above referenced 10-K filing. For your ease of reference, we have incorporated your comment preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk, page 47

SEC Comment:
We note the significant change in your foreign currency translation adjustment in other comprehensive income (loss) for 2014. Please tell us and expand your disclosure to provide insight into the change and the relative size of the adjustment for 2014 as compared to prior years.

Company Response to SEC Comment:
The Company discusses within Item 1A. “Risk Factors” of our 2014 Form 10-K that BorgWarner Inc. has manufacturing and technical facilities in many regions including the Americas, Europe and Asia. For 2014, approximately 76% of our consolidated net sales were outside of the US, which is detailed by geography within Note 19, “Reporting Segments and Related Information” to the Consolidated Financial Statements in Item 8 of our Form 10-K. Therefore, due to the global nature of our business, our 2014 results, including the change in the foreign currency translation adjustments in our Consolidated Statements of Comprehensive Income, were affected by the strengthening US dollar between December 31, 2013 and 2014.

In future filings the Company will, as appropriate, enhance the discussion related to foreign currency exchange rate risk in the Quantitative and Qualitative Disclosures About Market Risk section in Management’s Discussion and Analysis of Financial Condition and Results of Operations to quantify the impact of significant fluctuations in foreign currency translation adjustments within our Consolidated Statements of Comprehensive Income compared to prior years in the following manner:

The foreign currency translation adjustment loss of $341.8 million in 2014 and foreign currency translation adjustment income of $40.3 million and $55.0 million in 2013 and 2012, respectively, contained within our Consolidated Statements of Comprehensive Income represents the foreign currency translational impact of converting our non-US dollar subsidiaries financial statements to the Company’s reporting currency (US Dollar). The 2014 foreign currency translation adjustment loss was primarily due to the impact of a strengthening US dollar, which increased approximately 12% in relation to the Euro between December 31, 2013 and 2014. This 12% change in the Euro increased other comprehensive loss by approximately $243 million in 2014 and represents approximately 71% of the 2014 foreign currency translation adjustment loss balance of $341.8 million. The 2013 and 2012 foreign currency translation adjustments income was primarily due to the impact of a weakening US Dollar in relation to the Euro during those years.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)

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